SHEARMAN & STERLING LLP

Writer’s Email Address:	September 29, 2008
Alan.Seem@shearman.com
Writer’s Direct Number:
+86.10.5922.8002
VIA EDGAR AND FACSIMILE
Ms. Beverly A. Singleton, Staff Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3561
Tel: +1.202.551.3328
Fax: +1.202.772.9202

Re:	Brilliance China Automotive Holdings Limited Form 20-F for Fiscal Year Ended December 31, 2007 Filed June 27, 2008 Response to Staff Comment Letter Dated August 25, 2008 File No. 1-11412
Dear Ms. Singleton:
     Brilliance China Automotive Holdings Limited (the “Company”) has requested us to respond to the Staff’s comment letter, dated August 25, 2008, with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2007 (“Form 20-F”) filed with the Securities and Exchange Commission (the “Commission”) on June 27, 2008.
     The Company’s responses to the Staff’s comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference.

Form 20-F (Fiscal Year Ended December 31, 2007)
Operating and Financial Review and Prospects
Overview, page 54
1.	We note your disclosure in the first paragraph that you have three reportable operating segments and that you evaluate performance based on stand-alone operating segment net income. Please expand your Results of Operations, for each period presented, to separately discuss each of your operating segments’ profitability. Further, we note your description of this profitability measure appears rather to be “Segment (loss) income before taxation and minority interests” as shown in Note 30 to the audited financial statements. Please utilize this same measure in your MD&A discussion as well. Also, to enhance the suggested narrative discussion of your segments’ profitability, consider providing a tabular presentation of each of your segments’ revenues and profitability for each period presented, and provide a cross-reference to Note 30 to the audited financial statements for a reconciliation of the totals to the consolidated financial statements.
In response to the Staff’s comment, the Company will expand the discussion in “Results of Operations” to include the following:

	Manufacture
	and sale of
	minibuses	Manufacture
	and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
2007
Total revenues from reportable segments	5,729,289	8,754,847	—	14,484,136
Elimination of intersegment revenues	(334,987)	—	—	(334,987)
Revenues from external customers	5,394,302	8,754,847	—	14,149,149
Segment (loss) income before taxation
and minority interests	194,986	(286,223)	142,227	50,990
2006
Total revenues from reportable segments	5,533,953	5,190,129	—	10,724,082
Elimination of intersegment revenues	(239,328)	—	—	(239,328)
Revenues from external customers	5,294,625	5,190,129	—	10,484,754
Segment (loss) income before taxation
and minority interests	145,602	(830,404)	106,692	(578,110)
2005
Total revenues from reportable segments	4,837,379	863,140	—	5,700,519
Elimination of intersegment revenues	(231,529)	—	—	(231,529)
Revenues from external customers	4,605,850	863,140	—	5,468,990
Segment (loss) income before taxation
and minority interests	(75,047)	(970,603)	32,250	(1,013,400)
Please refer to Note 30 of the audited financial statements for a reconciliation of the above totals to the consolidated financial statements.

The “Year Ended December 31, 2007 Compared to Year Ended December 31, 2006” section will be revised to include the following discussion:
“The income before taxation and minority interests of the minibus and automotive components segment increased 33.9% from Rmb 145.6 million in 2006 to Rmb 195.0 million (US$26.7 million) in 2007, primarily due to a 10.8% increase in the sales volume of minibuses and a reduction in unit component cost in 2007 compared to 2006. The loss before taxation and minority interests of the Zhonghua sedan segment decreased 65.5% from Rmb 830.4 million in 2006 to Rmb 286.2 million (US$39.2 million) in 2007, primarily due to the significant 71.4% increase in the sales volume of Zhonghua sedans in 2007, leading to a reduction in the unit cost of its components as a result of economies of scale, as well as an improvement in production efficiency. The income before taxation and minority interests of the BMW sedan segment increased 33.3% from Rmb 106.7 million in 2006 to Rmb 142.2 million (US$19.5 million) in 2007, primarily due to a 36.0% increase in the sales volume of the BMW sedans in 2007.”
The “Year Ended December 31, 2006 Compared to Year Ended December 31, 2005” section will be revised to include the following discussion:
“The income before taxation and minority interests of the minibus and automotive components segment improved from a loss of Rmb 75.0 million in 2005 to an income of Rmb 145.6 million (US$18.7 million) in 2006, primarily due to the higher sales volume of the premium minibus Granse in 2006. The loss before taxation and minority interests of the Zhonghua sedan segment decreased 14.4% from Rmb 970.6 million in 2005 to Rmb 830.4 million (US$106.4 million) in 2006, primarily due to the strong demand for the Zhonghua sedans driven by the introduction of the new Junjie model in 2006, which was well received by the market. The decrease in loss before taxation and minority interests of the Zhonghua sedan segment was partially offset by the relatively lower margin of the Junjie model and the increase in selling expenses in 2006, especially those in relation to the Junjie. The income before taxation and minority interests of the BMW sedan segment increased 230.8% from Rmb 32.3 million in 2005 to Rmb 106.7 million (US$13.7 million) in 2006, primarily due to a 34.8% increase in the sales volume of BMW sedans in 2006, resulting in better economies of scale and lower unit costs.”
Results of Operations, page 57
2.	In view of the significant impact of the adjustment to your allowance for obsolete inventories in fiscal 2007, please quantify and discuss this event in your discussion of gross profit margin in fiscal 2007.
In response to the Staff’s comment, the Company will revise the cost of sales discussion in 2007 to include a discussion on obsolete inventories as follows:
“The increase in cost of sales was partially offset by a write-back of inventory in 2007 of approximately Rmb 130.2 million as the inventories provided for in previous years have been sold in 2007.”

Liquidity and Capital Resources, page 61
3.	See the heading of “Debt Changes.” Please expand the third paragraph to disclose the total amount of credit facilities available to you for borrowings. Also as it appears you indicate the bank loans and bank notes payable have maturity periods of less than one year, please explain why you choose to use this form of short-term financing rather than obtaining longer term financing arrangements.
The Company continues to use these credit facilities as a form of short-term financing rather than obtaining longer term financing arrangements as the relevant interest costs are comparatively low. Considering the existing financial positions of the Company and current market conditions, the Company does not foresee any significant changes in respect of the availability of this form of financing. In response to the Staff’s comment, the Company will revise the disclosure under the heading “Debt Changes” to include the total amount of credit facilities available to the Company and a discussion on the choice of such short-term financing as follows:
“As of December 31, 2007, the total amount of credit facilities available to Brilliance China Automotive was Rmb 3,500 million. Brilliance China Automotive utilizes such form of short-term financing as it currently offers more attractive interest rates than longer term bank loans.”
Report of Independent Registered Public Accounting Firm, page F-2
4.	Refer to the last paragraph of the audit report of Grant Thornton. We note the disclosure that the audit report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 expressed an unqualified opinion. However, the attestation report of Grant Thornton shown under Item 15 “Controls and Procedures” on page 108 discloses that in their opinion, because of the material weaknesses described, the Company “has not maintained effective internal control over financial reporting as of December 31, 2007.” Please revised page F-2 disclosure by amending the December 31, 2007 Annual Report on Form 20-F to correct this inconsistent language or advise of the discrepancy. We may have further comment after review of your response.
The Company’s independent auditors, Grant Thornton, have advised that this was a clerical error. Thank you for bringing it to the Company’s attention. An amendment will be made to replace the last paragraph of the Report of Independent Registered Public Accounting Firm with the following:
“We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Brilliance China Automotive Holdings Limited and its subsidiaries’ internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 27, 2008 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.”

5.	Further, given the material weaknesses in internal control over financial reporting as disclosed under Item 15 of the Form 20-F, please have the auditors explain to us how they were able to conclude that the financial statements have been fairly stated, in all material respects, as of December 31, 2007.
Grant Thornton opined that Brilliance China Automotive Holdings Limited has not maintained effective internal control over financial reporting as of December 31, 2007 because of the effect of material weaknesses on the achievement of the objectives of control criteria based on those established in Internal Control—Integrated Framework issued by COSO.
The material weaknesses identified in internal control over financial reporting have been considered in the audit of the Company’s financial statements. The Company’s management and Grant Thornton have taken the necessary procedures to compensate for the material weaknesses in the financial statement preparation process by expanding the scope of testing account balances and tailoring the audit approach and procedures in the areas of weaknesses. After expanding the scope of the audit, Grant Thornton formed their opinion that the consolidated financial statements of the Company present fairly, in all material respects, the Company’s financial position and results of operations as of and for the year ended December 31, 2007.
Financial Statements
Note 3(b). Sales, page F-14
6.	Please disclose the amount of costs related to shipping and handling for all periods in which statements of income are presented. See paragraph 6 of EITF 00-10. Also expand your policy to indicate if you bill your customers for shipping and handling costs and whether it is reflected in revenue; if so, it appears the related costs should be reclassified to cost of sales. Please explain how your accounting policy complies with the above referenced EITF.
In response to the Staff’s comment, Note 3(b) to the Company’s consolidated financial statements (the “Consolidated Financial Statements”) will be amended to include costs related to shipping and handling incurred and the income statement line item that includes such costs. Costs related to shipping and handling for the year ended December 31, 2007, 2006 and 2005 amounted to Rmb 276.3 million, Rmb 229.8 million and Rmb 120.8 million, respectively and are included in the selling, general and administrative expenses for all periods presented.
The Company does not bill its customers for shipping and handling costs incurred. The Company’s accounting policy is to include the related costs for shipping and handling in selling, general and administrative expenses on the income statement for all periods presented.
7.	As a related matter, we note the reference to the Value Added Tax on page F-19. It appears that additional disclosures may be required under EITF06-03. Please revise or advise.

All sales of goods in China, or the PRC, attract value added tax (VAT). The general VAT rate applicable to the Company’s sales and purchases of minibuses, sedans and automotive components in China is 17%. The Company separately calculates VAT output tax and VAT input tax arising from the sales of goods and purchases of raw materials arising during the year, respectively. VAT is excluded from the Company’s revenue and costs. According to the PRC tax rules, VAT output tax can be set off against VAT input tax, and the difference is accounted for as VAT payable in the balance sheet. The Company settles the VAT payable by cash. Because of its nature, no VAT paid and payable are included in the income statement for all periods presented. As a result, the Company considers the requirements in EITF 06-03 to be not applicable to VAT of the PRC.
In response to the Staff’s comment, the Consolidated Financial Statements will be amended to disclose the Company’s accounting policy on VAT mentioned above.
Note 5. Income Taxes, page F-25
8.	See your table of the “reconciliation of the Group’s effective income tax rate...to its statutory income tax rate.” It appears you have included amounts rather than percentages for the year ended December 31, 2007. Please revise or advise, accordingly.
The Company’s provision for income tax of approximately Rmb 45.2 million divided by its loss before taxation and minority interests of approximately Rmb 1.4 million resulted in an effective tax rate of (3,243.81)%. The large percentage of tax rates for 2007 presented in the reconciliation table of the effective income tax rate resulted from the small value of the denominator, i.e. loss before taxation and minority interests of the Company and its subsidiaries, for the calculation of average income tax rate, as compared to the amount of the reconciliation items. The net loss of Rmb1.4 million mainly resulted from the net off effect of profit making subsidiaries, which recorded a provision for income tax, against the loss making subsidiaries.
Note 13. Interests in Associated Companies and Jointly Controlled Entities, page F-32
9.	We note that you account for your 49.5% investment in the jointly controlled entity, BMW Brilliance, under the equity method of accounting, and that this entity contributed approximately Rmb 142.2 million to your December 31, 2007 pre-tax loss of Rmb (1.4) million (and similarly, for fiscal year 2006 pre-tax loss), please tell us why audited financial statements of BMW Brilliance pursuant to Rule 3-09 of Regulation S-X have not been provided in this Form 20-F. Also, for 2007 and 2006, provide us with your computations of significance, using the first and third conditions of Rule 1-02(w) of Regulation S-X. We may have further comment after review of your response.
The Company is aware of the first and third conditions of Rule 1-02(w) of Regulation S-X regarding the computation of significance to determine whether a separate disclosure of the financial statements of its jointly controlled entities is required. As per the Staff’s request, the computations of significance for 2007 and 2006 in relation to BMW Brilliance are enclosed herein as Annex B for the Staff’s reference.
For 2007, under the first condition, or the asset test, the computation resulted in a percentage of 4.3%, while under the third condition, or the income test, the computation resulted in a percentage of 99.0% due to an exceptional circumstance as explained below.
As demonstrated in the calculation under the income test, the Group recorded an extraordinarily small value of a Rmb 1.4 million loss before minority interest and taxation in 2007. Due to the very small value of this Rmb 1.4 million loss (from which the equity income of BMW Brilliance is excluded to derive the denominator for the computation), the calculation resulted in an exceptionally high percentage for 2007 (as compared to a percentage of only 13.0% for 2006). The application of the equity income contributed from BMW Brilliance to this small value pursuant to the income test thus distorts the significance of the financial effect of BMW Brilliance on the consolidated financial statements as a whole.
As a result, the Company considers that the use of the income test gives an extraordinary percentage for 2007 which does not fairly or accurately present the actual significance of BMW Brilliance to the Group under the circumstances. The Company believes that the first condition, or the asset test, is a truer and fairer indicator of the significance of BMW Brilliance to the Group. The computation under the asset test showed a percentage significantly below 20% (both for 2006 and 2007). As a result, the Company interpreted that the inclusion of the audited financial statements of BMW Brilliance should not be required. In this connection, the audited financial statements of BMW Brilliance were not included in the Company’s Form 20-F.

10.	Please also expand the table on page F-34, representing the equity shares in the income (loss) of the associated companies and jointly controlled entities for each year in which statement of income are presented. In this regard, the earliest year had been omitted.
In response to the Staff’s comment, Note 13 to the Consolidated Financial Statements will be amended to include the following information:
The equity shares in the income (loss) of the associated companies and jointly controlled entities for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007	2006	2005
	Rmb'000	Rmb'000	Rmb'000
Associated companies:
Shenyang Aerospace	37,863	50,183	28,386
Shenyang JinBei Vehicle	(246)	(265)	—
Chongqing FuHua Automotive Sales Service Co., Ltd.	—	—	192
Chongqing Baosheng Automotive Sales Service Co., Ltd.	—	—	477

	37,617	49,918	29,055

Jointly controlled entities:
Mianyang Xinchen	5,885	(414)	1,978
Xinguang Brilliance	6,532	(6,876)	(13,296)
BMW Brilliance	142,227	106,692	31,582
Shanghai Kowin Automobile Co., Ltd	—	—	(324)

	154,644	99,402	19,940

	192,261	149,320	48,995

Note 18. Convertible Bonds
11.	Please tell us more about your method of recording and accounting for your zero coupon convertible bonds. Specifically, please discuss how the bonds were initially recorded, how you determined whether a beneficial conversion feature existed, how you are accounting for adjustments to the conversion price and how conversions and/or redemptions will be accounted for. Cite your specific basis in GAAP for each of your conclusions and explain whether, when and how EITF08-4 will impact your conclusions. Your response should be detailed and specific. We may have further comments upon review of your response.
1. Background information on the convertible bonds
General
On June 7, 2006, the Company, through a wholly-owned subsidiary, Brilliance China Finance Limited, issued zero coupon guaranteed convertible bonds with a principal amount of US$182,678,000 (equivalent to approximately Rmb 1,461 million at the time of issue).
The convertible bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after July 6, 2006, and up to and including May 8, 2011, unless the convertible bonds have previously been redeemed. In addition, the issuer proposed to grant to the initial purchasers of the convertible bonds (the “Initial Purchasers”) an option (the “30-Day Option”) to purchase up to US$30 million additional principal amount of such convertible bonds within 30 days of the initial purchase.
Conversion price reset
If the average of the closing price (the “Average Market Price”) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being March 10, 2007 and March 10, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such adjustment to the conversion price in no event shall be less than 68% (for the March 10, 2007 reset date) and 75% (for the March 10, 2008 reset date) of the conversion price prevailing on the applicable reset date, and that the conversion price shall not be reduced below the then par value of the shares. Since the Average Market Price was HK$1.53 prior to the 10th March 2008 reset date, the conversion price was adjusted from HK$1.93 to HK$1.53.
Redemption
The convertible bonds will mature on June 7, 2011. All but not some of the aggregate outstanding principal amount of the convertible bonds is redeemable at the option of Brilliance China Finance Limited at the early redemption amount (calculated at principal amount of the convertible bonds plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after June 7, 2008 and prior to June 7, 2009, if the closing price of the shares of the Company on the Stock Exchange of Hong Kong (“SEHK”) for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the convertible bonds divided by the conversion price);

(ii)	on or at any time after June 7, 2009 and prior to May 8, 2011, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or

(iii)	at any time, if more than 90% in principal amount of the convertible bonds has been converted, redeemed or purchased and cancelled.
Unless previously converted, redeemed or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on June 7, 2011.
The convertible bonds may be redeemed in whole but not in part at the option of the relevant holder on June 7, 2009 at 122.926% of their principal amount (the “Put Option”). The convertible bonds may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading on the SEHK.
2. Accounting treatment
Initial recognition
Convertible bonds are subject to different rules on the bifurcation of the debt and derivative components. The convertible bonds were issued by a subsidiary of the Company on June 7, 2006. At the inception, the convertible bonds were initially recorded in the balance sheet at their principal amount plus accreted redemption premium which is calculated based on the outstanding principal of the convertible bonds using the effective interest method.
The Put Option
The Group did not separately account for the value of the Put Option because of its immateriality. However, according to EITF 85-29, a liability should be accrued for a put option over the period from the date of debt issuance to the initial put date. The Group had accrued the liability since the date of the issuance (June 7, 2006) up to June 7, 2009 (the scheduled exercise date of the Put Option). As a result, the Group would have a recorded liability of US$224.559 million (i.e. 122.926% of US$182.678 million), which is the redemption price on June 7, 2009, if the Put Option is exercised on such date.
The 30-Day Option
The Group granted to the Initial Purchasers an option to purchase up to US$30 million additional principal amount of the convertible bonds within 30 days of the initial purchase. At initial recognition, though the 30-Day Option was to purchase additional debt, separate valuing and accounting for the 30-Day Option had not been made by the Group because the Group considered the effect of a separate valuation and subsequent accounting to be immaterial. No Initial Purchaser had ultimately exercised the 30-Day Option.
Embedded conversion feature
The embedded derivative instrument is separated from the host contract and accounted for as a derivative instrument which should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. As of June 7, 2006 (the commitment date), the fair value of common stock of the Company was HK$1.25 and was not “in-the-money” (i.e., below conversion price of HK$1.93). As a result, the embedded conversion feature of the convertible bonds was not separately valued.
Instruments with potential embedded derivative features are evaluated at inception to determine whether such features meet the definition of a derivative according to SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. The Company considered that the convertible bonds contain an embedded conversion option with a beneficial conversion feature. The Company considers that the embedded conversion option within the debt instrument is beneficial to the holder, and the intrinsic value of the conversion option would thus be recognized as a reduction to the carrying amount of the convertible bonds and an addition to paid-in capital in accordance with EITF 00-27.
Adjustment to conversion price
The initial conversion price of the convertible bonds was HK$1.93 per share, which is subject to adjustment in certain events on reset dates (being March 10, 2007 and March 10, 2008).

On March 10, 2007, the conversion price of the convertible bonds was not reset as the average of the closing price of the Company’s shares for the period of 20 consecutive trading days immediately prior to March 10, 2007 was higher than the conversion price on that day. Accordingly, the Company considers there to be no accounting impact to the financial position as no adjustment to the conversion price was effected during the year ended December 31, 2007.
As the average of the closing price of the Company’s shares for the period of 20 consecutive trading days immediately prior to the March 10, 2008 was HK$1.53, the conversion price was adjusted from HK$1.93 to HK$1.53. The Group accounts for the intrinsic value of the contingent beneficial conversion feature on the reset date; however, the computed intrinsic value to the convertible bonds was zero as the embedded conversion option was not in-the-money. As a result, the embedded conversion option of the convertible bonds was not separately valued.
Conversion or redemption
If the convertible bonds are converted, the carrying value of the debt component recorded in the balance sheet at their principal amount plus accreted redemption premium will be transferred to common stock and additional paid-in capital as consideration for the Company’s issue of shares. If the convertible bonds are redeemed, the carrying value of debt component recorded in the balance sheet at their principal amount plus accreted redemption premium will be repaid.
In June 2008, the EITF issued EITF Issue No. 08-4, providing transition guidance for conforming changes made to Issue 98-5 that resulted from Issue 00-27 and Statement 150. The Company considers the adoption of EITF 08-4 to have no material impact on the consolidated financial statements.
Note 30. Segment Information, page F-52
12.	Please expand to also include business segment data for the year ended December 31, 2005. Pursuant to paragraph 25 of SFAS No. 131, disclosures should be provided for each period in which statements of income are presented.
In response to the Staff’s comment, Note 30 to the Consolidated Financial Statements will be amended to include the following information:
Business segments — 2005

Manufacture
and sale of
	minibuses	Manufacture
	and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
	(Restated)	(Restated)		(Restated)
Total revenues from reportable segments	4,837,379	863,140	—	5,700,519
Elimination of intersegment revenues	(231,529)	—	—	(231,529)

	Manufacture
	and sale of
	minibuses	Manufacture
	and	and sale of	Manufacture
	automotive	Zhonghua	and sale of
	components	sedans	BMW sedans	Total
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
	(Restated)	(Restated)		(Restated)
Revenues from external customers	4,605,850	863,140	—	5,468,990

Segment (loss) income before taxation and minority interests	(75,047)	(970,603)	32,250	(1,013,400)

Unallocated amounts
— corporate expenses net of corporate income				(59,837)
— interest income less interest expenses				(122,165)

Income before taxation and minority interests				(1,195,402)

Other disclosures:
Depreciation of fixed assets	245,598	154,146	—	399,744
Amortization of long-term land lease prepayments	2,848	1,038	—	3,886
Amortization on intangible assets	4,746	199,263	—	204,009
Impairment of equity method goodwill (Note 13)	179,030	—	—	179,030
Impairment of goodwill in a subsidiary (Note 15)	78,690	—	—	78,690
Equity in earnings of associated companies and jointly controlled entities	(11,642)	28,387	32,250	48,995
Note 31. Accumulated Other Comprehensive Income, page F-55
13.	In your footnotes, as applicable, please reconcile the ending balance of “Accumulated other comprehensive income” at December 31, 2007 with the amount disclosed in the statements of changes in shareholders’ equity.
In response to the Staff’s comments, Note 31 to the Consolidated Financial Statements will be amended to include the following information:
SFAS No. 130 requires the components of comprehensive income to be disclosed in the financial statements. Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the Group, comprehensive income consists primarily of unrealized gains and losses on marketable equity investments and foreign currency translation adjustments.

	Share of a jointly	Unrealized gain
	controlled entity's	(loss) on
	fair value	marketable	Foreign currency	Accumulative other
	adjustment for	available-for-sale	translation	comprehensive
	hedging derivative	securities	adjustments	income
	Rmb'000	Rmb'000	Rmb'000	Rmb'000
Balance as of January 1, 2006	—	1,241	39,179	40,420
Current year change	—	1,052	—	1,052

Balance as of December 31, 2006	—	2,293	39,179	41,472
Current year change	31,275	2,393	—	33,668

Balance as of December 31, 2007	31,275	4,686	39,179	75,140

*                    *                    *                    *
     Also enclosed herein as Annex A is the written acknowledgment from the Company requested by the Staff. Please direct any questions concerning this letter to the undersigned at +86.10.5922.8002 (office) or +86.1391.012.7951 (mobile) or by email to alan.seem@shearman.com, or Mr. Daniel Lin of Grant Thornton, the independent auditors of the Company, at +852 2218 3254.

Very truly yours,
/s/ Alan Seem

Alan Seem

Annex A — Written Acknowledgment
Annex B — Computation of Significance

cc:	Margery E. Reich, Senior Staff Accountant David R. Humphrey, Branch Chief Securities and Exchange Commission
Mr Wu Xiao An — Chairman Ms Lisa Ng — Senior Vice President Brilliance China Automotive Holdings Limited
Daniel Lin Calvin Chiu Grant Thornton

Annex A
Statement of Brilliance China Automotive Holdings Limited
     The undersigned, on behalf of Brilliance China Automotive Holdings Limited (the “Company”), hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, (ii) staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Company’s filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
By:	/s/ Wu Xiao An
Name: Wu Xiao An
Title: Chairman

	By:	/s/ Qi Yumin
Name: Qi Yumin
Date: September 29, 2008		Title: Chief Executive Officer

ANNEX B
Brilliance China Automotive Holdings Limited
Computation of Significance under Rule 1-02(w)

Year ended 2007

			Loss from
			continuing
			operations before
	Total assets		income taxes
	Rmb'000		Rmb'000
Year ended 2007	16,172,311	<B>	(1,398)	<A>

Related to BMW Brilliance	1,615,917		192,261

	BMW Brilliance
	Rmb'000
Condition (1)
Numerator -
Investments	688,528
Advances (non-trade)	—

	688,528

Denominator - <B>	16,172,311

Percentage	4.3%

Condition (3)
Numerator -
Income (loss) equity accounted for by Brilliance	142,227

Loss from continuing operations before income taxes - <A>	(1,398)
Exclude entity’s equity income as entity is loss	142,227

	(143,625)

Denominator (In absolute value if entity’s report loss)	143,625

Percentage	99.0%

Year ended 2006

			Loss from
			continuing
			operations before
	Total assets		income taxes
	Rmb'000		Rmb'000
Year ended 2006	14,580,364	<D>	(714,511)

Related to BMW Brilliance	1,413,135		149,320

	BMW Brilliance
	Rmb'000
Condition (1)
Numerator -
Investments	688,528
Advances (non-trade)	—

	688,528

Denominator - <D>	14,580,364

Percentage	4.7%

Condition (3)
Numerator -
Income (loss) equity accounted for by Brilliance	106,692

Loss from continuing operations before income taxes -    	(714,511)
Exclude entity’s equity income as entity is loss	106,692

	(821,203)

Denominator (In absolute value if entity’s report loss)	821,203

Percentage	13.0%